DIGITAL POWER PURCHASES
Barry W. Blank
Address of Company:  41920 Christy Street,
Freemont, CA 94538-3158
Number of Shares Outstanding: 4,511,000
Tax ID #: 94-1721931
Phone Number:510-657-2635


Date    Number of Shares   Total $ Amount
2/20/2003    145,000         73,983.00